

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 29, 2010

Janelle Edington
President and Chief Executive Officer
Multisys Language Solutions, Inc.
8045 Dolce Volpe Ave.
Las Vegas, NV 89178

> **Re:** **Multisys Language Solutions, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed August 25, 2010**
> **File No. 000-53632**

Dear Ms. Edington:

We have completed our review of your filing and have no further comments at this time on the specific issues raised.

Sincerely,

Maryse Mills-Apenteng
Special Counsel